September 30, 2016

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, NW

Washington, DC 20549

Attention: H. Roger Schwall

Re:	EnerJex Resources, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 31, 2015

Definitive Proxy Statement on Schedule 14A

Filed April 3, 2015

File No. 1-36492

Dear Mr. Schwall

In response to your letter dated September 8, 2016, set forth below are your comments concerning the EnerJex Resources, Inc.'s Form 10-K and Definitive Proxy Statement referred to above, and our responses. Your comments are in italics and are followed by our response.

Form 10-K for the Fiscal Year ended December 31, 2014

Notes to Consolidated Financial Statements

Supplemental Oil and Gas Reserve Information (Unaudited), page F-18

Estimated Quantities of Proved Reserves, page F-19

1.             We have read your response to prior comment one, including your illustration of the proposed disclosure regarding the beginning and end-of-year quantities for each product type of proved developed and proved undeveloped reserves. Please revise your proposed disclosure to correct the mathematical inconsistencies in the calculation of the figures in the illustration. Also revise your proposed disclosure to resolve the inconsistencies regarding the beginning and end-of-year quantities in your illustration compared to the quantities provided in Form 10-K for the fiscal years ending December 31, 2014 and 2013, respectively.

4040 Broadway, Suite 508 | San Antonio, TX 78209 | 210-451-5545 (P) | 210-463-9297 (F)

EnerJex response:

We plan to replace the existing table in our Form 10-K included in footnote 13 Supplemental Oil and Gas Reserve Information (Unaudited) – Estimated quantities of proved reserves located on page F-19 with the table below.

Proved Reserves(1)	Total Proved Developed	Proved Undeveloped	Total Proved	Total Proved Developed	Proved Undeveloped	Total Proved
Beginning
Crude Oil BB'Ls	3,084,238	1,368,600	4,452,838	1,546,300	1,380,800	2,927,100
Natural Gas Liquids BBL's	38,950	-	38,950
Natural Gas MCF's	3,818,065	4,059,900	7,877,965
Oil Equivalents BOE's	3,759,412	2,045,188	5,804,600	1,546,300	1,380,800	2,927,100

Revisions of previous estimates
Crude Oil BB'Ls	(724,191)	(627,900)	(1,352,091)	295,400	(153,800)	141,600
Natural Gas Liquids BBL's	56,919	-	56,919
Natural Gas MCF's	977,674	(392,586)	585,088
Oil Equivalents BOE's	(504,326)	(693,331)	(1,197,657)

Purchases of minerals in place
Crude Oil BB'Ls	2,234		2,234	1,325,500		1,325,500
Natural Gas Liquids BBL's				40,600		40,600
Natural Gas MCF's				3,857,200	4,059,900	7,917,100
Oil Equivalents BOE's	2,234		2,234	2,008,967	676,650	2,685,617

Extensions and discoveries
Crude Oil BBL's	2,226		2,226	34,300	141,600	175,900

Sales of minerals in place
Crude Oil BBL's				(4,800)		(4,800)

Production
Crude Oil BBL's	(150,469)		(150,469)	(112,462)		(112,462)
Natural Gas Liquids BBL's	(6,619)		(6,619)	(1,650)		(1,650)
Natural Gas MCF's	(325,894)		(325,894)	(39,135)		(39,135)
Oil Equivalents BOE's	(211,403)		(211,403)	(120,634)		(120,634)

Ending
Crude Oil BBL's	2,214,038	740,700	2,954,738	3,084,238	1,368,600	4,452,838
Natural Gas Liquids BBL's	89,250	-	89,250	38,950	-	38,950
Natural Gas MCF's	4,469,845	3,667,314	8,137,159	3,818,065	4,059,900	7,877,965
Oil Equivalents BOE's	3,048,261	1,351,919	4,400,180	3,759,412	2,045,188	5,804,600

(1) Amounts in this table may differ from amounts previously disclosed due to roundings.

4040 Broadway, Suite 508 | San Antonio, TX 78209 | 210-451-5545 (P) | 210-463-9297 (F)

Form 10-K for the Fiscal Year ended December 31, 2015

Notes to Consolidated Financial Statements

Supplemental Oil and Gas Reserve Information (Unaudited), page F-17

Estimated Quantities of Proved Reserves, page F-18

2.             Please expand your disclosure to provide a narrative explanation for the significant changes in net reserves relating to each line item entry other than production for each of the periods presented. Refer to the disclosure requirements in FASB ASC 932-235-50-5.

EnerJex response:

We plan to insert the following information the existing disclosures beginning with the second paragraph of the Estimated quantities of proved reserves information section of footnote 14, Supplemental Oil and Gas Reserve Information (Unaudited), which can be found at page F-18 of the 2014 10-K with the following:

Proved developed reserves at December 31, 2014 consisted of 76% oil (including NGL’s) and 24% natural gas and totaled 3,048.2 MBOEs. Proved developed reserves for December 31, 2013 consisted of 83% oil (including NGL’s) and 17% natural gas and totaled 3,759.4 MBOEs. Proved undeveloped reserves for December 31, 2014 were 1,351.9 MBOEs. Proved undeveloped reserves at December 31, 2013 were 2,045.2 MBOEs.

The Company annually reviews its proved undeveloped reserves to ensure an appropriate plan for development exists. The Company books proved undeveloped reserves only if it plans to convert these reserves to proved developed producing reserves within five years from the date they were first booked. At December 31, 2014 proved undeveloped reserves were approximately 1,351.9 MBOE’s a decrease of 693.3 MBOE or 33.9%. The Company plans to develop all the remaining location that comprise the 1,351.9 MBOE of proved undeveloped reserves within five years. However, the decision to deploy capital and the timing of those expenditures is contingent on many different factors. The Company estimates capital expenditures of approximately $13.7 million will be sufficient to develop these reserves. The development plans assume a continued improvement in commodity pricing and general market conditions within the oil and gas industry.

The calculation of proved undeveloped reserves requires the Company to make predictions regarding future acquisitions and discoveries and the impact they may have on the Company’s overall development plan of properties it currently owns. The development plan is revised to reflect changes in the oil and gas industry, including changing markets and prices, and new investment opportunities, and such revisions will result in changes to our proved undeveloped reserves. Consequently, the exact timing of capital expenditures will be heavily dependent upon the Company’s interpretation of market opportunities which are heavily influenced by projections of future commodity prices. Each year we will review our five year development plan to maximize the value of our investment in oil and gas assets and in turn maximize shareholder value. At December 31, 2014 we believe the following best characterizes our development plan.

4040 Broadway, Suite 508 | San Antonio, TX 78209 | 210-451-5545 (P) | 210-463-9297 (F)

	Estimated Conversion of Proved Undevelped Reserves
	CAPEX ($MM)	MBOE's
2015	6,354.6	388.6
2016	3,681.9	438.3
2017	1,500.0	175.0
2018	1,100.0	175.0
2019	1,100.0	175.0

For the year ended December 31, 2014 proved reserves decreased 1,404.4 MBOEs of which production accounted for 211.4 MBOEs or 15.1% of the decrease. The remaining decrease of 1,193.0 MBOEs was due primarily to a revision of decline curves related to our Cherokee project in Eastern Kansas. Our third party independent engineering firm, MHA Petroleum Consultants revised their decline curve forecast methodology in response to 2014 production performance that fell short of forecast using the original methodology, resulting in a negative revision of a 724,191 BOEs of crude oil classified as proved developed and a negative revision of 627,893 of BOEs of crude oil classified as proved undeveloped reserves for a total of 1,352,091 BOEs. These decreases were partially offset by increases to estimated proved developed reserves of approximately 163,000 BOE of natural gas and 56,919 barrels of natural gas liquids that resulted from the transfer of an Adena gas-cap well from proved non-producing to the proved developed producing category. Additionally, proved undeveloped natural gas reserves decreased approximately 65,000 BOE again due to the transferring of a gas-cap well from proved undeveloped to the proved developed category.

3.             To the extent applicable, please incorporate the disclosure revisions identified in your response to comment one regarding the presentation of total net proved reserves, developed reserves and undeveloped reserves along with the changes in net quantities for the periods ending December 31, 2014 and 2015, respectively, as disclosed in the Form 10-K for the fiscal year ending December 31, 2015.

EnerJex response:

Understood and we will comply.

If you have any questions or would like to discuss our responses above, you may contact our outside counsel, Fernando Velez, Jr. of Reicker, Pfau, Pyle & McRoy, LLP, at 805-966-2440, or me at 210-451-5545.

Very truly yours,

/s/ Douglas M. Wright

Douglas M. Wright
Chief Financial Officer

cc:	Fernando Velez – via email

4040 Broadway, Suite 508 | San Antonio, TX 78209 | 210-451-5545 (P) | 210-463-9297 (F)